Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Neptune Wellness Solutions Inc. ( “Neptune” or the “Company”)

545 Promenade du Centropolis

Suite 100

Laval, Quebec, H7T 0A3

2.	Date of Material Change

November 16, 2020

3.	News Release

A news release with respect to the material change referred to in this report was issued and filed on SEDAR on November 16, 2020.

4.	Summary of Material Change

Neptune announced its results for the three- month and six-month periods that ended September 30, 2020. The announcement stated that Neptune had restated its previously filed condensed consolidated interim financial statements as at and for the three-month period ended June 30, 2020 and that such restatement includes management’s conclusion that the Company’s internal control over financial reporting (“ICFR”) was not effective as at June 30, 2020, due to the existence of a material weakness in its design and the Company’s plans to remediate such weakness.

5.	Full Description of Material Change

The Company restated its previously filed condensed consolidated interim financial statements as at and for the three-month period ended June 30, 2020 with respect to recognition of revenue relating to one transaction that was initially recognized at the gross amount and was restated to present the net amount of the transaction. There is no impact on the net loss in the condensed consolidated interim statement of loss and comprehensive loss resulting form this restatement. The restatement of the June 30, 2020 interim statements includes management’s conclusion that the Company’s internal control over financial reporting (“ICFR”) was not effective as at June 30, 2020, due to the existence of a material weakness in its design and the Company’s plans to remediate such weakness. The Company’s management discussion and analysis for the three- month and six-month periods ended September 30, 2020 and 2019 filed on SEDAR discloses the identified material weakness of the Company’s ICFR and the remediation thereof.

Identified Material Weakness

The CEO and the CFO are responsible for establishing and maintaining ICFR. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The CEO and the CFO have concluded that the Company’s ICFR were not effective as of September 30, 2020 because of a material weakness which led to the restatement of its interim condensed consolidated financial statements for the three-month period ended June 30, 2020.

The Company experienced significant and rapid change during the fiscal year 2021 as a result of its business plan and the addition of new business lines and products. The Company’s continuous risk assessment process was not effective in responding to the rapid rate of change in processes, personnel and new lines of business and products as well as the change to business processes required by COVID-19. The Company did not have sufficient resources available to adequately assess risk and implement controls in the requisite timeframe with respect to revenue recognition for a transaction entered into in the three-month period ended June 30, 2020. This resulted in a restatement of its previously issued condensed consolidated interim financial statements as at and for the three-month period ended June 30, 2020 with respect to revenue recognition related to the aforementioned transaction.

The material weakness identified by management relates to review controls over complex revenue transactions not being sufficient to ensure that sufficiently qualified personnel evaluate accounting implications related to new lines of business and complex transactions.

Remediation of Material Weakness in ICFR

Management, with oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures related to analyzing changes in the business and assessing key controls that are responsive to those changes. The Company will seek to reinforce the technical accounting and internal control expertise in its finance department. Additionally, management will provide more comprehensive and timely training to its technical accounting and internal control personnel.

The Company will identify and implement controls and procedures to ensure adequate review and disclosure of complex transactions, specifically requiring accounting memorandums prepared by its finance department to include all key elements of the transaction and review and approval of the CFO prior to any complex transactions being executed. The Company believes these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Toni Rinow

Chief Financial Officer P: (450) 687-2262

Email: t.rinow@neptunecorp.com

9.	Date of Report

November 23, 2020

Schedule A

PRESS RELEASE

SOURCE: Neptune Wellness Solutions Inc.

NEPTUNE REPORTS SECOND QUARTER FISCAL 2021 RESULTS

2021/Q2 revenue +340% YOY and +155% over 2021/Q1,

driven by the addition of Health and Wellness Innovations consumer products and growth of Cannabis related product revenue

Appoints Dr. Toni Rinow as Global Operating Officer

LAVAL, QUÉBEC, CANADA – November 16, 2020 – Neptune Wellness Solutions Inc. (“Neptune” or the “Company”) (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose- driven lifestyle brands, today announced its financial and operating results for the three- month and six-month periods that ended September 30, 2020.

All amounts are in thousands of Canadian dollars except if specified otherwise.

Second Quarter 2021 Financial Highlights

•

Total revenues for the three-month period ended September 30, 2020 amounted to $28,686 representing a sequential increase of $17,439 or 155%, over the restated revenues of the first quarter ended June 30, 2020 of $11,247, and an increase of $22,174 or 340%, compared to $6,512 for the three-month period ended September 30, 2019.

•

Gross profits for the three-month period ended September 30, 2020 decreased to a loss of $4,552 compared to profit of $3,256 in the first quarter ended June 30, 2020 and profit of $9 for the three-month period ended September 30, 2019. Gross margin declined to a loss of 15.9% as a result of strategic investments to position the Company for further distribution growth.

•	Investments of approximately $1.9 million in capex related to the Sherbrooke facility, to adapt it from low margin B2B offering to high margins B2C offerings, such as our Mood Ring™ offerings.

•

Adjusted EBITDA[1] declined by $8,339 for the second quarter of fiscal year 2021 to a loss of $12,920 compared to the second quarter of fiscal year 2020. The decline in Adjusted EBITDA[1] is mainly attributable to the change in net loss, the decrease in acquisition costs, in stock-based compensation , in excluded net finance costs and in income tax recovery, partly offset by the increase in non-employees compensation related to warrants ($2.5 million), in depreciation and amortization and by the costs related to a one-time cybersecurity incident, which was resolved by Neptune with no expected material effect on our operations going forward.

[1]	See “Caution Regarding Non-IFRS Financial Measures” and “Adjusted EBITDA” which follow.

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•

Net loss for the three-month period ended September 30, 2020 increased at $21,840 compared to a net loss of $20,775 for the three-month period ended September 30, 2019, up by $1,065 or 5%. Included in the net loss for the quarter ended September 30, 2020, there was $5.5 million in non-cash transactions that were adjusted out of EBITDA, and a little less than $2.0 million for the cybersecurity incident previously mentioned.

•

The Company restated its previously filed condensed consolidated interim financial statements as at and for the three-month period ended June 30, 2020 with respect to recognition of revenue relating to one transaction that was initially recognized at the gross amount and was restated to present the net amount of the transaction. There is no impact on the net loss in the condensed consolidated interim statement of loss and comprehensive loss resulting form this restatement. The restatement of the June 30, 2020 interim statements includes management’s conclusion that Company’s internal control over financial reporting (“ICFR”) was not effective as at June 30, 2020, due to the existence of a material weakness in its design and the Company’s plans to remediate such weakness.

Recent Corporate Highlights

•

September 17, 2020: Neptune announced “Wonders of Africa” essential oil kit is made with sustainable ingredients and eco-friendly packaging. This marks the first of its product lines made in collaboration with legendary animal behavior expert and conservationist, Dr. Jane Goodall, under its Forest Remedies™ brand.

•

September 22, 2020: Neptune announced an import and stocking distribution partnership with one of the world’s leading consumer goods companies, making and selling around 400 brands in more than 190 countries, for professional beauty, personal care and hygiene product lines generating potential sales revenue from as much as USD $65 million up to USD $137 million over the next 18 months based on the consumer product company’s and Neptune’s projections.

•

September 24, 2020: Neptune announced it had entered into an agreement with the British Columbia Liquor Distribution Branch (“BCLDB”), the wholesaler and public retailer of nonmedical cannabis throughout the province, for the sale and distribution of Neptune’s new proprietary M Mood Ring™ product line.

•	October 23, 2020: Neptune announced it had closed a private placement with certain US healthcare focused institutional investors for gross proceeds of approximately US$35 million.

•

October 27, 2020: Neptune announced a supply agreement with the Ontario Cannabis Store (OCS), the wholesaler and sole online retailer for recreational cannabis, for the sale and distribution of Neptune’s new proprietary recreational product line, Mood Ring™. Together with the BCLDB announcement, this represents at least 515 retailers.

•

October 30, 2020: Neptune announced that its Innovations business unit has entered into a letter of credit facility with Perceptive Advisors to provide the Company with up to US$45 million to support the fulfillment of large purchase orders placed by a customer.

•

November 16, 2020: Neptune today announced it received over US$100 million in purchase orders for its Biodroga and Innovations divisions. The purchase orders come from six different Neptune clients and the booked sales of about $100 million are scheduled to ship in the next 2 quarters.

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•

November 16, 2020: Neptune today announced the appointment of Dr. Toni Rinow as Global Operating Officer in addition to her current role as Chief Financial Officer, effective immediately. Dr. Rinow has been instrumental in increasing efficiencies and future profitability across Neptune’s business units, reducing its headcount by 25% to focus on forward-thinking initiatives and to accelerate growth with less focus on long-term, asset heavy investments. David Myers, who was previously Chief Operating Officer, recently left the Company for personal reasons.

Management Commentary

Michael Cammarata, Chief Executive Officer of Neptune, stated: “I am pleased with our strong top line growth and the successful strategic investments we made during the second quarter of fiscal 2021. We are transforming Neptune into a leading consumer-packaged goods (“CPG”) company by making the appropriate investments into our distribution reach in both business-to-business (“B2B”) and business-to-consumer (“B2C”) channels.

We continue to focus on innovation, expanding our broad portfolio of natural, plant-based, and sustainable brands in key health and wellness markets, including hemp, nutraceuticals, personal care, and home care. We are on track for our CPG products to exceed 70% of our revenues in the third quarter of fiscal 2021 and expect this segment of our business to continue to generate very strong growth. The investments and operating efficiencies we implemented in the first and second quarters of fiscal 2021 and will continue to make in the third quarter of 2021, have us well positioned to begin realizing the tremendous revenue from our purchase orders to come. These orders combined with the growth of our other areas will drive profitable accretive growth with limited incremental capital investment, ultimately driving higher margins and higher returns.”

Dr. Toni Rinow, Chief Financial Officer and Global Operating Officer of Neptune, added: “During the second quarter we saw continued growth to our top line while we made additional strategic investments in the future of the Company and in our distribution channels. These investments were an important steppingstone into the next phase of growth. Moving into the back half of fiscal 2021 we are sufficiently capitalized and well positioned to deliver on growth in purchase orders in the fourth fiscal quarter of 2021 and as we move into the first half of fiscal 2022. We remain focused on innovation that will continue to help customers, from the time they wake up to when they go to sleep.”

Operational Update

During the quarter, Neptune executed on a dual go-to market B2B and B2C strategy focused on dramatically expanding its global distribution reach. Neptune is greatly accelerating its global distribution network and expects CPG distribution to exceed 70% of the Company’s revenues in the third quarter of fiscal 2021; this compares to zero for the same period in the previous year.

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Additionally, Neptune continues to build a broad portfolio of natural, plant-based, and sustainable brands and CPG products in key health and wellness markets, including hemp, nutraceuticals, personal care, and home care.

Conference Call Details

Date: Monday, November 16, 2020

Time: 4:30 PM Eastern Daylight Time

Call:	1 (888) 231-8191 (Canada and U.S.)
1 (647) 427-7450 (International)

Conference ID: 9196032

There will also be a simultaneous, live webcast available on the Investors section of Neptune’s website under Investor Events and Presentations at www.neptunecorp.com or directly at https://produceredition.webcasts.com/starthere.jsp?ei=1388592&tp_key=4b8fec85a6. The webcast will be archived for approximately 30 days.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune’s simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune’s diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: www.neptunecorp.com

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Caution Regarding Non-IFRS Financial Measures

The Corporation uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. This non-IFRS financial measure is comprised of adjustments that are derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, non-employees compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes”, “belief”, “expects”, “intends”, “projects”, “anticipates”, “will”, “should” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

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The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the fulfillment of purchase orders, the availability of products from Neptune’s supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Investor Information: ICR John Mills 646-277-1254 John.Mills@icrinc.com	Media Requests: ICR Cory Ziskind 646-277-1232 cory.ziskind@icrinc.com

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NEPTUNE WELLNESS SOLUTIONS INC.

Condensed Consolidated Interim Statements of Loss and

Comprehensive Loss (Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

	Three-month periods ended		Six-month periods ended
	September 30, 2020	September 30, 2019	September 30, 2020(1)	September 30, 2019
Revenue from sales and services	$28,308,364	$6,021,177	$39,214,637	$10,010,675
Royalty revenues	378,119	348,306	694,647	690,169
Other revenues	—	142,798	24,236	172,445

Total revenues (note 12)	28,686,483	6,512,281	39,933,520	10,873,289
Cost of sales	(33,238,654)	(6,503,606)	(41,229,266)	(11,576,789)

Gross profit (loss)	(4,552,171)	8,675	(1,295,746)	(703,500)

Research and development expenses, net of tax credits and grants of ($2,273) and $16,227 (2019 – ($53,999) and ($33,947))	(566,117)	(540,950)	(1,001,069)	(883,286)
Selling, general and administrative expenses (note 11 (b)(iv))	(18,433,852)	(16,781,456)	(31,288,734)	(22,111,321)

Loss from operating activities	(23,552,140)	(17,313,731)	(33,585,549)	(23,698,107)

Finance income	13,416	63,966	31,059	82,803
Finance costs	(154,716)	(4,320,136)	(290,359)	(4,434,196)
Foreign exchange gain (loss)	(944,601)	767,685	(2,283,793)	744,188

	(1,085,901)	(3,488,485)	(2,543,093)	(3,607,205)

Loss before income taxes	(24,638,041)	(20,802,216)	(36,128,642)	(27,305,312)
Income tax recovery	2,797,920	27,409	2,861,110	78,356

Net loss	(21,840,121)	(20,774,807)	(33,267,532)	(27,226,956)

Other comprehensive income (loss)
Unrealized gains (losses) on investment (note 10)	(370,001)	2,994,340	(260,000)	2,795,458
Net change in unrealized foreign currency losses on translation of net investments in foreign operations	(1,055,154)	(705,451)	(2,606,633)	(705,451)

Total other comprehensive income (loss)	(1,425,155)	2,288,889	(2,866,633)	2,090,007

Total comprehensive loss	$(23,265,276)	$(18,485,918)	$(36,134,165)	$(25,136,949)

Basic and diluted loss per share	$(0.20)	$(0.23)	$(0.31)	$(0.32)

Basic and diluted weighted average number of common shares	111,044,790	90,278,908	106,796,307	85,542,521

(1)	Refer to note 14 – Restatement of prior period figures.

See accompanying notes to unaudited condensed consolidated interim financial statements.

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NEPTUNE WELLNESS SOLUTIONS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As at September 30, 2020 and March 31, 2020

	September 30, 2020	March 31, 2020
Assets
Current assets:
Cash and cash equivalents	$9,089,029	$16,577,076
Short-term investment	24,032	36,000
Trade and other receivables	22,400,059	10,793,571
Prepaid expenses	3,561,634	2,296,003
Inventories (note 5)	21,609,305	9,092,538

	56,684,059	38,795,188

Property, plant and equipment	63,659,677	60,028,574
Right-of-use assets	1,151,263	1,386,254
Intangible assets	21,034,519	25,518,287
Goodwill (note 4)	40,269,896	42,333,174
Tax credits recoverable	184,470	184,470
Deferred tax assets	172,339	—
Other asset (note 10)	270,000	530,000

Total assets	$183,426,223	$168,775,947

Liabilities and Equity

Current liabilities:
Trade and other payables	$16,175,786	$12,451,669
Lease liabilities	460,408	450,125
Loans and borrowings (note 6)	3,232,732	3,180,927
Deferred revenues	250,909	17,601
Provisions (note 7)	1,596,273	1,115,703

	21,716,108	17,216,025
Lease liabilities	888,823	1,141,314
Long-term payables	278,202	555,440
Deferred tax liabilities	2,058,878	5,015,106
Other liability (note 13)	2,450,696	1,217,769

Total liabilities	27,392,707	25,145,654

Equity:
Share capital (note 8)	257,528,865	213,876,454
Warrants (note 8 (e))	22,014,403	18,597,776
Contributed surplus	70,641,663	69,173,313
Accumulated other comprehensive income	2,650,743	5,517,376
Deficit	(196,802,158)	(163,534,626)

Total equity	156,033,516	143,630,293

Commitments and contingencies (note 11)
Subsequent events (note 15)

Total liabilities and equity	$183,426,223	$168,775,947

See accompanying notes to unaudited condensed consolidated interim financial statements.

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ADJUSTED EBIDTA

Although the concept of Adjusted EBIDTA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization, and by subtracting income tax recovery. Other items such as stock-based compensation, non-employees compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Adjusted EBITDA1 reconciliation, in thousands of dollars

	Three-month periods ended		Six-month periods ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net loss for the period	$(21,840)	$(20,775)	$(33,268)	$(27,227)

Add (deduct):
Depreciation and amortization	2,792	2,133	5,550	3,216
Net finance costs	1,086	3,488	2,543	3,607
Stock-based compensation	2,654	7,879	6,152	8,736
Non-employees compensation related to warrants	2,542	—	3,417	—
Provisions	267	79	481	160
Acquisition costs	—	1,792	—	2,159
Signing bonuses, severances and related costs	394	850	601	1,263
Cybersecurity incident	1,983	—	1,983	—
Income tax recovery	(2,798)	(27)	(2,861)	(78)

Adjusted EBITDA[1]	$(12,920)	$(4,581)	$(15,402)	$(8,164)

Please note that non-employees compensation related to warrants and signing bonuses are new additions to the Company’s calculation methodology for the quarter ended September 30, 2020. Signing bonuses did not occur previously, so no restatement of the previous periods was needed, but there were non-employees compensation expenses related to warrants in previous quarters; consequently, the amount for the six- month period ended September 30, 2020 reflects the sum of those expenses for the first ($875) and second ($2,542) quarters of FY2021, and no corrections were needed for the three-month and six-month periods ended September 30, 2019.

[1]	The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

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